August 18, 2009
By EDGAR Transmission
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631
Attention: Pamela A. Long
Re:	Registration Statement on Form S-4 Filed June 26, 2009 File No. 333-160271
Ladies and Gentlemen
     This is to supplement the letter from Lennar Corporation dated August 11, 2009 regarding Registration Statement File No. 333-160271:
     As stated in the letter dated August 11, 2009, Lennar Corporation is registering an exchange offer that is the subject of the Registration Statement in reliance on the position of the Staff of the Securities and Exchange Commission in The Exxon Capital Holdings Corporation (May 13, 1988), Shearman & Sterling (July 2, 1993) and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters.
     Lennar represents to the Staff that:
     (1) Neither Lennar nor its affiliates have entered into any arrangement or understanding with any person, including any broker-dealer, to distribute the securities to be received in the exchange offer and, to the best of Lennar’s information and belief, each person participating in the exchange offer is acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the exchange offer.
     (2) Lennar will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that if the exchange offer is being registered for the purpose of secondary resales, any securityholder using the exchange offer to participate in a distribution of the securities to be acquired in the registered exchange offer (i) could not rely on the Staff’s position enunciated in Exxon Capital Holdings Corporation and interpretive letters of similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933 in connection with a secondary resale transaction.
     (3) Lennar acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

     (4) Lennar will make each person participating in the exchange offer aware that any broker-dealer who holds Series A Notes (i.e. Notes issued in the offering that was exempt from registration under the Securities Act of 1933, as amended) for its own account as a result of market-making activities or other trading activities may participate in the exchange offer so long as the broker-dealer has not entered into any arrangement or understanding with either Lennar or any of its affiliates to distribute the Series B Notes (i.e. Notes that are the subject of the Registration Statement and are being offered in the exchange offer).
     (5) Lennar will make each person participating in the exchange offer aware that any broker-dealer who holds Series A Notes acquired for its own account as a result of market-making activities or other trading activities and who receives Series B Notes in exchange for those Series A Notes in the exchange offer may be a statutory underwriter and must therefore deliver a prospectus which meets the requirements of the Securities Act of 1933, as amended, in connection with the resale of those Series B Notes.
     (6) Lennar will include in the letter of transmittal or similar documentation to be executed by a person participating in the exchange offer the following representations by the person who submits the letter of transmittal or similar document::
     (i) If the exchange offer participant is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in a distribution of the Series B Notes; and
     (ii) If the exchange offer participant is a broker-dealer holding Series A Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of those Series B Notes received in respect of the Series A Notes pursuant to the exchange offer. Such acknowledgement may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933.
     If you would like to discuss anything that is said above or anything else relating to the Registration Statement, please contact me at (305) 229-6584 or David Bernstein of K&L Gates LLP at (212) 536-4029.

Sincerely,

Mark Sustana,
General Counsel and Secretary

cc:	Edward M. Kelly Craig E. Slivka